One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
November 5, 2018 VIA EDGAR	Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Edward Bartz

Re:	Business Development Corporation of America
Preliminary Proxy Statement on Schedule 14A filed on October 25, 2018

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Edward Bartz of the Staff on October 29, 2018 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 25, 2018. The Company will also file a Definitive Proxy Statement on Schedule 14A on or about the date hereof responding to the Staff’s comments. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.	Please disclose in the proxy statement the conditions to the safe harbor contained in Section 15(f)(1) of the Investment Company Act of 1940, as amended, that, if satisfied, permit the investment adviser of a registered investment company to receive any amount or benefit in connection with a sale of securities or other interest in the investment adviser which results in an assignment of an investment advisory contract with such company.

Response:

The disclosure on page 7 has been revised accordingly.

2.	Please add a proposal to the proxy statement and proxy card asking shareholders to specifically authorize the adjournment of the special meeting to solicit additional proxies.

Response:

The disclosure on page 13 and the proxy card have been revised accordingly.

Mr. Edward Bartz November 5, 2018 Page 2

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If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew S. Virag at 212.641.5695 (or by email at matthew.virag@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:

Richard J. Byrne, Business Development Corporation of America

Corinne D. Pankovcin, Business Development Corporation of America

Leeor P. Avigdor, Business Development Corporation of America

Jonathan H. Gaines, Dechert LLP

Matthew S. Virag, Dechert LLP

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